Filed by Reinvent Technology Partners Z

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hippo Enterprises Inc.

Commission File No. 001-39711

Date: March 8, 2021

Business Insider

Hippo CEO details the push to take the $5 billion insurtech public in a blank-check deal led by Reid Hoffman and Mark Pincus

By Carter Johnson

6 March 2021

•	Hippo is going public through a merger with Reinvent Technology, a SPAC led by Reid Hoffman.

•	The deal values the home insurance startup at $5 billion and will unlock $1.2 billion in capital.

•	Hippo’s announcement comes on the heels of a string of public market debuts for insurtechs.

When Hippo cofounder and CEO Assaf Wand considered taking his insurtech public, he didn’t know whether to pursue a traditional IPO or explore a merger with a special purpose acquisition company, or

SPAC

But the choice quickly became clear when two of the biggest names in tech, LinkedIn cofounder Reid Hoffman and Zynga founder Mark Pincus, entered the picture with their SPAC.

The chance to work with Hoffman and Pincus was like a basketball fan being asked by Michael Jordan to play on his team, Wand said.

“When we had this opportunity, you’re partnering with your idol,” he told Insider.

On Thursday, Palo Alto-based Hippo announced its intention to go public in a blank-check deal that values the tech startup at $5 billion. The home insurance company will merge with Reinvent Technology Partners Z, a SPAC raised by Hoffman and Pincus that went public last November.

The SPAC market has exploded over the past 12 months. More than $73 billion has been raised by SPACs through the first three months of this year, according to SPAC Insider. This comes after a banner 2020 for the market that saw a total of $83 billion raised across 248 SPACs.

But not everyone is enthused about what the sheer volume of SPAC activity might mean for average investors left holding falling shares long after hedge funds have taken their early gains in the deals, as Insider recently reported.

“We were very skeptical on SPACs at the beginning when we started the process,” Wand said. But “we started drilling into this thing and found that it’s actually very interesting and fascinating. It’s not about SPACs. It’s about specific SPACs, it’s about specific partners.”

Hippo looks to differentiate itself from more traditional competitors like State Farm, Allstate and USAA — carriers that collectively handle about a third of the entire market — by using technology like aerial imagery throughout its underwriting process. It also provides a line of smart home devices that alert homeowners to potential insurance risks.

‘We didn’t do a SPAC-off’

Hippo met with “very, very few” investors before the partnership with Reinvent Technology Partners came to fruition, Wand said. “We didn’t do a SPAC-off.”

Instead, Wand and Hoffman initially met through Hippo’s existing network of private investors, a spokesperson for Hippo said.

While Wand said that most of the official conversations that began around last December and early January were conducted virtually, his preference for in-person meetings led him to track down Pincus in Aspen, Colorado, where the two had a socially-distanced lunch meeting to discuss the deal.

SPAC sponsors have been a major selling point of the market. In a blank-check deal, a private company goes public by merging with a publicly-traded shell company, many of which have been raised and led by high-profile people in their respective industry.

The past year has seen a laundry list of SPACs sponsored by well-known people, including everyone from hedge-fund billionaire Bill Ackman to former NFL star Colin Kaepernick.

And while Wand said the deal wasn’t solely about raising capital — Hippo has previously raised a total of $709 million — the merger will mean the company sees about $1.2 billion in extra cash. The deal includes $550 million in private investments from participants including Dragoneer Investment Group and Lennar Corp.

But the extra capital doesn’t necessarily mean Hippo will look to continue a series of acquisitions that saw the company buy Spinnaker Insurance in September, its largest carrier insurance partner, and Sheltr, a tech-enabled home maintenance platform, in 2019.

“We’re constantly looking at what’s going on because it is interesting, but we need to get ourselves to a very high level of conviction and really strong alignment with the team and find someone who’s going to talk with us and not just to go on the exit and leave,” Wand said of Hippo’s approach to acquisitions.

Hippo is the latest in a string of insurtechs going public

Hippo’s SPAC move comes on the heels of another recent insurtech merger with a blank-check company: Metromile’s tie-up with Insu Acquisition Corp II. Metromile, which focuses on auto insurance, officially began trading in February. Mark Cuban and Chamath Palihapitiya also participated in the Metromile merger through a private-equity-in-public-equity (PIPE) deal.

Among the other insurtechs to make their public market debut over the past year: Lemonade, a home and renters insurance provider that had a $319 million IPO in June; auto insurer Root Insurance, which raised $664 million in its IPO in October; and health insurance startup Clover, which was taken public through a merger with Palihapitiya-backed SPAC Social Capital Hedosophia Holdings Corp III in January.

To be sure, the public markets have not always been kind to these insurance startups once they debut. Metromile is down some 40% since it went public on February 10th.

And while Lemonade is trading above last summer’s IPO price, the stock has taken a roughly 50% hit this year, as has Clover’s. In early February, meanwhile, CNBC reported that the SEC had opened an investigation into Clover on the back of a short-selling report, although it was not clear what prompted the inquiry.

Private funding for insurtech companies, on the other hand, grew 64% from the first to the second half of 2020, according to a report from CB Insights.

Hippo’s SPAC deal will also bring Hoffman and Pincus’ significant network of contacts to bear at a time when Hippo is interested in revamping its board, Wand said. While the CEO said he spends roughly a third of the time on his calendar on recruiting, the experience of Hippo’s sponsors at LinkedIn and Zynga will be helpful as the company looks to grow upon going public.

“I could never reach the individuals that they have in their network. They’re working with us to basically fill in and build the most diverse and most sophisticated board that they can,” Wand said.

Important Information for Investors and Stockholders

This communication relates to a proposed transaction between Reinvent Technology Partners Z (“RTPZ”) and Hippo Enterprises Inc. (“Hippo”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPZ intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of RTPZ, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTPZ shareholders. RTPZ also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTPZ are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTPZ through the website maintained by the SEC at www.sec.gov. The documents filed by RTPZ with the SEC also may be obtained free of charge at RTPZ’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTPZ and Hippo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTPZ’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTPZ and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication may be deemed to include certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTPZ and Hippo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPZ’s securities; (ii) the risk that the transaction may not be completed by RTPZ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTPZ; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger governing the proposed transaction (the “Merger Agreement”) by the shareholders of RTPZ, the satisfaction of the minimum trust account amount following redemptions by RTPZ’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE investment in connection with the transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vii) the effect of the announcement or pendency of the transaction on Hippo’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of Hippo and potential difficulties in Hippo employee retention as a result of the transaction; (ix) the outcome of any legal proceedings that may be instituted against Hippo or against RTPZ related to the Merger Agreement or the proposed transaction; (x) the ability to maintain the listing of RTPZ’s securities on a national securities exchange; (xi) the potential volatility of the price of RTPZ’s securities due to a variety of factors, including changes in the competitive and highly regulated industry in which RTPZ plans to operate or Hippo operates, variations in operating performance across competitors, changes in laws and regulations affecting RTPZ’s or Hippo’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities; (xiii) changes in domestic and foreign business, market, financial, political, and legal conditions; (xiv) natural or man-made catastrophes such as wildfires, hurricanes, typhoons, earthquakes, floods, climate change (including effects on weather patterns; greenhouse gases; sea, land and air temperatures; sea levels; and rain and snow), nuclear accidents, pandemics (including COVID-19), or terrorism or civil unrest; (xv) the continued impact of COVID-19 and related risks; (xvi) the ability to collect reinsurance recoverable, credit developments of reinsurers, and any delays with respect thereto and changes in the cost, quality, or availability of reinsurance; (xvii) the actual amount of new and renewal business, market acceptance of products, and risks associated with the introduction of new products and services and entering new markets; (xviii) the ability to increase the use of data analytics and technology; and (xix) the ability to attract, retain, and expand RTPZ’s or Hippo’s customer base. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTPZ’s registration on Form S-1 (File No. 333-249799), the registration statement on Form S-4 discussed above and other documents filed by RTPZ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTPZ and Hippo assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTPZ nor Hippo gives any assurance that either RTPZ or Hippo or the combined company will achieve its expectations.